UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NioCorp Developments Ltd.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

654484609
(CUSIP Number)

Dean Kehler
c/o Trimaran Capital
1325 Avenue of the Americas
28th Floor
New York, NY 10019
(212) 616-3730
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 654484609	Page 2 of 7

1.	Names of Reporting Persons. Dean Kehler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,131,899
	8.	Shared Voting Power	318,470
	9.	Sole Dispositive Power	3,131,899
	10.	Shared Dispositive Power	318,470
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,450,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.3%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (“Common Shares”), of NioCorp Developments Ltd., a corporation incorporated in British Columbia, Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is 7000 South Yosemite Street, Suite 115, Centennial, Colorado 80112.

Item 2.	Identity and Background.
(a), (f) This Schedule 13D is being filed on behalf of Dean Kehler, a United States citizen (the “Reporting Person”).

(b) The address of the principal office of the Reporting Person is c/o Trimaran Capital, 1325 Avenue of the Americas, 28th Floor, New York, NY 10019.

(c) Dean Kehler co-founded Trimaran Fund Management, L.L.C. (“Trimaran Fund”), where he is a Managing Partner, and serves as a Manager of Trimaran Fund II.  Mr. Kehler is also a trustee of the Elizabeth Kehler 2012 Family Trust under Declaration of Trust dated December 12, 2012 (the “Trust”) and a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 17, 2023 (the “Closing Date”), the Issuer consummated the business combination (“Business Combination”) contemplated by the Business Combination Agreement, dated as of September 25, 2022, as amended (the “Business Combination Agreement”), entered into by and among GX Acquisition Corp. II (“GXII”), the Issuer, and Big Red Merger Sub Ltd, a wholly owned subsidiary of the Issuer. After the closing of the Business Combination, GX Acquisition Corp. II changed its name to “Elk Creek Resources Corp.” GX Sponsor II LLC (the “Sponsor”) acquired Issuer securities and derivatives thereof in the Business Combination on behalf of its members, which were then immediately distributed to Sponsor's members, including the Reporting Person, on a pro rata basis for no consideration. The Reporting Person was a managing member of Sponsor.

After the distribution described above, the Reporting Person received 1,956,880 shares of Class B common stock (“Class B Shares”) of Elk Creek Resources Corp. (“ECRC”) and 1,657,057 private warrants (“Private Warrants”).  The vested Class B Shares of ECRC are exchangeable into Common Shares on a one-for-one basis.  The Class B Shares of ECRC have no expiration date.  Of the Class B Shares of ECRC held by the Reporting Person, 834,060 are unvested.  Additionally, in the distribution described above, the Trust received 555,038 Class B Shares of ECRC, of which 236,568 are unvested.

Unvested Class B Shares of ECRC will vest if, from the closing of the Business Combination until the tenth anniversary thereof, the volume-weighted average price (“VWAP”) of the Issuer’s Common Shares exceeds certain thresholds as follows: (a) one-half will vest if the VWAP of the Issuer’s Common Shares exceeds $12.00 for any 20 trading days within any 30 trading day period, and (b) the remaining half will vest if the VWAP of the Issuer’s Common Shares exceeds $15.00 for any 20 trading days within any 30 trading day period.

The Private Warrants became exercisable commencing 30 days after the consummation of the Business Combination and expire five years after the consummation of the Business Combination or earlier upon redemption. Each Private Warrant is exercisable for 1.118292212 Common Shares, such that an aggregate of 1,657,057 Private Warrants are exercisable for an aggregate of 1,853,073 Common Shares, with an aggregate exercise price of $19,056,155.50 (or approximately $10.284 per share).

On December 14, 2023, the Issuer entered into subscription agreements with certain accredited investors as part of a non-brokered private placement of an aggregate of 413,432 units of the Company at a price of $3.205 per unit (the “December Offering”).  Each unit represents one Common Share and one warrant (“December 2023 Warrants”).  The $3.205 per unit price consists of $3.08 per common share and $0.125 per warrant. The warrants have an exercise price of $3.54 per share and expire two years after the closing date.  In the December 2023 Offering, the Reporting Person entered into a securities purchase agreement to purchase 78,003 units.  The December 2023 Offering closed on December 20, 2023.

The foregoing description of the Business Combination Agreement, Private Warrants and December 2023 Warrants do not purport to be complete and are subject to and qualified in their entirety by the full text of such agreements, which are filed as an exhibits hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information in Items 3 and 6 of this Schedule 13D are incorporated herein by reference.

The securities reported herein are held for investment purposes, subject to the following:

The Reporting Person intends to review on a continuing basis the investment in the Issuer. The Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. Subject to the agreements described herein, the Reporting Person may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time, in each case, in open market or private transactions, offerings by the Issuer, block sales, in-kind distributions or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Common Shares. Subject to the agreements described herein, any transaction that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person.

The Reporting Person serves as a member of the Board. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider his position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The number of Common Shares beneficially owned by the Reporting Person, including the number of shares over which the Reporting Person has sole or shared dispositive or voting power, is set forth on the cover page of this Schedule 13D and is incorporated by reference herein.

As of the date hereof, the Reporting Person beneficially owns 3,450,369 Common Shares consisting of: (i) 78,003 Common Shares held by the Reporting Person, (ii) 1,122,820 Class B Shares of ECRC held by the Reporting Person, which are exchangeable at any time into Common Shares on a one-for-one basis, (iii) 1,853,073 Common Shares issuable upon exercise of the Private Warrants held by the Reporting Person, (iv) 78,003 Common Shares issuable upon exercise of the December 2023 Warrants held by the Reporting Person, and (v) 318,470 Class B Shares of ECRC held by the Trust, which are exchangeable at any time into Common Shares on a one-for-one basis.  The amount reported herein excludes the unvested Class B Shares of ECRC held by the Reporting Person and the Trust

The beneficial ownership percentage of the Common Shares reported herein were based on (i) 33,311,642 Common Shares outstanding as of December 4, 2023, as reported in the Issuer’s proxy statement filed on December 8, 2023, (ii) 413,432 Common Shares issued in the December 2023 Offering, and (iii) the 3,372,366 Common Shares underlying the Class B Shares, Private Warrants and December 2023 Warrants held by the Reporting Person and the Trust, as described herein.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Shares during the past 60 days or the 60-day period prior to March 17, 2023.

(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the trustees or beneficiaries of the Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 of this Schedule 13D are incorporated herein by reference.

Pursuant to the terms of the Business Combination Agreement, at the Closing, the Issuer, ECRC, the Sponsor, the pre-Closing directors and officers of the Issuer and the other parties thereto, including the Reporting Person (collectively, the “RRA Shareholders”), entered into the Amended and Restated Registration Rights Agreement, dated March 17, 2023 (the “Registration Rights and Lockup Agreement”), pursuant to which, among other things, the Issuer became obligated to file a shelf registration statement to register the resale of (i) outstanding Common Shares, (ii) Common Shares exchangeable for the shares of Class B Shares of ECRC, (iii) Private Warrants and (iv) Common Shares issuable upon exercise of the Issuer assumed warrants, in each case, held by the RRA Shareholders immediately after the Closing. The Registration Rights and Lockup Agreement also provides the RRA Shareholders with certain “demand” and “piggy-back” registration rights, subject to certain requirements and customary conditions, and provides for certain “lock-up” restrictions on transfer by the RRA Shareholders of such securities held by them after the Closing. Additionally, on March 17, 2023, the Reporting Person entered into (a) a Joinder to the Sponsor Support Agreement, dated as of September 25, 2022 (the “Sponsor Support Agreement”), governing the terms of the vested Class B Shares of ECRC held by the Reporting Person and the Trust, and (b) a Joinder to the Exchange Agreement, dated as of March 17, 2023 (the “Exchange Agreement”), pursuant to which the Class B Shares of ECRC may be exchanged for Common Shares.

The foregoing descriptions of the Registration Rights and Lockup Agreement, Sponsor Support Agreement and Exchange Agreement do not purport to be complete and are subject to and qualified in their entirety by the full text of such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1
Business Combination Agreement, dated as of September 25, 2022, by and among the Issuer, GXII and Big Red Merger Sub Ltd (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on March 17, 2023)

2
Warrant Agreement, dated as of March 17, 2023, by and between GXII and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on March 17, 2023)

3
Warrant Assignment, Assumption and Amendment Agreement, dated as of March 17, 2023, by and among the Issuer, GXII, Continental Stock Transfer & Trust Company, as the existing Warrant Agent, and Computershare Trust Company, N.A, as the successor Warrant Agent (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the SEC on March 17, 2023)

4	Form of December 2023 Warrants (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on December 20, 2023)

5
Amended and Restated Registration Rights Agreement, dated as of March 17, 2023, by and among the Issuer, GXII, Sponsor and certain persons listed on Schedule 1 and Schedule 2 thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on March 17, 2023)

6
Registration Rights Agreement Joinder, dated as of March 17, 2023, by and among the Issuer and each of the parties listed on Schedule A thereto (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on March 17, 2023)

7	Exchange Agreement, dated as of March 17, 2023, by and among the Issuer, GXII and Sponsor (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the SEC on March 17, 2023)

8
Joinder to Exchange Agreement, dated as of March 17, 2023, by and among the Issuer., Elk Creek Resources Corp (f/k/a GX Acquisition Corp. II) and each of the Holders party thereto (incorporated by reference to Exhibit 4.9 to the Issuer’s Form S-3 (File No. 333-271268) filed with the SEC on April 14, 2023)

9
Sponsor Support Agreement, dated as of September 25, 2022, by and among GXII, the Issuer, the Sponsor, in its capacity as a shareholder of GXII, and certain other shareholders of GXII (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on September 29, 2022)

10
Joinder to Sponsor Support Agreement, dated as of March 17, 2023, by and among the Issuer and each of the Holders party thereto (incorporated by reference to Exhibit 4.5 to the Issuer’s Form S-3 (File No. 333-271268) filed with the SEC on April 14, 2023)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

/s/ Dean Kehler
Name: Dean Kehler